

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 4, 2017

Via E-Mail
Brett Roper
Chief Operating Officer
Medicine Man Technologies, Inc.
4880 Havana Street
Suite 200 South
Denver, Colorado 80239

> **Re:** **Medicine Man Technologies, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 6, 2017**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed March 22, 2017**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 23, 2017**
> **File No. 000-55450**

Dear Mr. Roper:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief
Office of Real Estate and
Commodities

cc: Andrew I. Telsey